EDO AIL
                            Investor Briefing 2000

(This page shows a picture of the sky with the EDO and AIL logos.)

                             EDO     Introduction

 - EDO and AIL Announce Merger on January 3, 2000
 - Shareholder Vote Scheduled for April 28, 2000
 - Purpose of This Briefing
 - Objective of the Merger
   -- Product Lines of the Company
   -- Financials
   -- Q&A

                       EDO     Objectives of the Merger

 - Create a Larger Integrated Defense and Aerospace Supplier of Mission-Critical Products
 - Create Technical Synergies That Will Expand the Addressable Market
 - Provide Greater Leverage in Capital Markets to Accelerate Future Growth

                                EDO Corporation
                            Investor Briefing 2000

(This page shows a picture of the sky with the EDO logo.)

                                EDO     Profile

Designer and Manufacturer of Defense and Aerospace Products and Engineered Materials for Domestic and International Markets

(This page shows a picture of an F-22 airplane and large composite tanks.)

                                EDO     Profile

 - Supplier of Mission-Critical Products for Defense, Aerospace and Industrial Customers
 - Financial Condition (1999)
   -- $133 Million Backlog
   -- $ 30 Million Cash
   -- $ 30 Million Line of Credit

                                EDO     Profile

 - Defense and Aerospace Products

   (The following pictures of EDO products are shown:
     The AMRAAM Vertical Eject Launcher (AVEL)
     A C4I display console
     The MK 105 Mod 4 Magnetic Influence Minesweep System)

 - Engineered Materials

  (The following pictures of EDO products are shown:
     Transducers
     Piezoelectric Ceramics
     Composite Tanks)

                                EDO     Profile

(The following financial data is presented as two bar charts.)

                                  Revenue
                      1995   1996   1997   1998   1999
                      --------------------------------
Defense & Aerospace   $37M   $38M   $44M   $54M   $66M
Engineered Materials  $27M   $30M   $30M   $28M   $32M
                      --------------------------------
Total                 $64M   $68M   $74M   $82M   $98M

                                  Backlog
                      1995   1996   1997   1998   1999
                      --------------------------------
Defense & Aerospace   $41M   $61M   $74M  $117M  $118M
Engineered Materials  $21M   $16M   $19M   $13M   $16M
                      --------------------------------
Total                 $62M   $77M   $95M  $130M  $134M

                                EDO     Profile

(The following financial data is presented as two bar charts.)

                             Operating Earnings
                      1995   1996   1997   1998   1999
                      --------------------------------
EDO Corporation        $6M   $15M    $8M   $12M    $9M

                             Earnings Per Share
                      1995   1996   1997   1998   1999
                      --------------------------------
EDO Corporation      $0.66  $2.13  $1.01  $1.42  $0.76

                                EDO     Profile

(The following financial data is presented as two bar charts.)

                             Shareholders Equity
                      1995   1996   1997   1998   1999
                      --------------------------------
EDO Corporation       $15M   $20M   $28M   $38M   $40M

                                    Cash
                      1995   1996   1997   1998   1999
                      --------------------------------
EDO Corporation       $23M   $21M   $21M   $34M   $30M

                                EDO     Markets

(The following financial data is presented as a pie chart.)

Defense & Aerospace  - Domestic          39%
Defense & Aerospace  - International     28%
Engineered Materials - Domestic          27%
Engineered Materials - International      6%
                                       -----
Total                                   100%

                          EDO     Defense & Aerospace
                          Aircraft Armament Products

(This page shows a pictures of the F-15E Eagle, F-22 Raptor and Japanese F-2 airplanes)

 - EDO Is a World Leader in:
   -- Suspension and Release Equipment
   -- New Carriage Technology
   -- Alternate Energy Sources

                      EDO     Defense & Aerospace Markets

(This page shows a pictures of the Boeing XA-32 JSF airplane with the caption "Member of the Boeing and Lockheed JSF Teams.")

 - Aircraft Armament
   -- Alternate Energy Sources
   -- Smart Weapons
   -- Stealth Configurations

Market   $300M

 - F-15E Eagle World Wide
 - F-22 Raptor
 - Joint Strike Fighter (JSF)
 - Smart Weapons Carriage
   -- F-16
   -- F-18

                          EDO     Defense & Aerospace
                            Combat Systems Products

(This page shows a picture of an international ship with the following equipment depicted:
  Navigation Console
  Electro-Optical Sensor Head
  Navigation Radars
  AN/SPS-67 IFF
  Electronic Chart Display
  Heading Reference System
  Weapons Console
  Sonar
  EDO Malfunction Consoles
  Horizon Reference System
  Slope Indicator)

 - Undersea Warfare
 - Digital Data Links

                          EDO     Defense & Aerospace
                                    Markets

(This page shows a picture of a Sonar Control-Indicator Console.)

 - ASW Sonar
   -- Continued Development of COTS Based Systems
   -- Active Towed Systems

Combat Systems

Market   $500M

 - Upgrades to 80+ EDO Sonars
 - NATO SSSB
 - Data Links
 - Systems Integration/Analysis

                          EDO     Defense & Aerospace
                             Mine Warfare Products

(This page shows pictures of the EDO MK 105 Mod 4 Airborne Magnetic Mine Countermeasures System with the caption "MK 105 Mod 4.")

EDO Has been the Sole Source Supplier of Magnetic Sweep Systems to the Airborne MCM Forces for 25+ Years
 - MK 105
 - MK 105 Upgrade
 - SWIMS (Shallow Water Influence Magnetic Sweep)
 - Depot Service

                          EDO     Defense & Aerospace
                                    Markets

(This page shows a picture of the Shallow Water Influence Magnetic Sweep -
SWIMS.)

 - Mine Warfare
   -- MK 105 Upgrade
   -- Organic Capability
   -- Shallow-Water Sweep
   -- AMCM Command and Control
   -- Integrated MCM System

Market   $200M

 - MK 105 Upgrade
 - Shallow Water Mine Sweeping
 - Organic MCM
 - International MCM

         EDO     Engineered Materials - Ceramics Products and Markets

(This page shows pictures of EDO piezoelectric ceramic products, miniature ceramic shapes for the cellular communications industry, and a cellular communications repeater tower.)

 - EDO Is a Major Supplier of Ceramic Shapes in the U.S.
   -- Naval Arrays
   -- Oceanographic Exploration
   -- Fish Finders
   -- Ultrasonics
   -- Cellular Communications
   -- Motors and Actuators

Market   $150M

 - Military
 - Cellular Communications
 - Medical
 - Controls
 - Underwater Sensors

            Engineered Materials - Composites Products and Markets

(This page shows pictures of the Boeing 767 airplane, an EDO composite airplane waste tank, an off-shore oil rig, and EDO composite piping installed on an oil rig.)

 - EDO Is a Major Supplier of Composite Products
  -- Waste and Water Tanks for the Commercial Aircraft Industry
  -- Piping and Structures for Off-Shore Oil Industry

Market   $155M

 - Commercial Aircraft
 - Transportation
 - Military
 - Off-Shore Oil Industry

                                      AIL
                            Investor Briefing 2000

(This page shows a picture of the sky with the AIL logo.)

                                AIL     PROFILE

Systems Integrator and a Producer of High-Technology Electronic Products for Defense and Commercial Applications

(This page shows pictures of a TDRS Satellite and the B-1B airplane.)

                                AIL     PROFILE

DEFENSE SYSTEMS

(The following pictures are shown:
 - The EA-6B airplane
 - An Extended Range Guided Munitions (ERGM) Missile GPS Antijam)

SPACE AND COMMUNICATIONS PRODUCTS

(The following pictures are shown:
 - The Space Shuttle
 - The Boeing 777 Airplane)

                                AIL     PROFILE

(The following financial data is presented as two bar charts.)

                 REVENUE
          1997    1998    1999
         ---------------------
AIL      $103M   $120M   $146M

                 BACKLOG
          1997    1998    1999
          --------------------
AIL      $102M   $124M   $131M

                                AIL     PROFILE

(The following financial data is presented as two bar charts.)

            OPERATING EARNINGS
          1997    1998    1999
          --------------------
AIL        $3M    $28M     $6M

            EARNINGS PER SHARE
          1997    1998    1999
          --------------------
AIL      $0.63   $4.62   $0.39

                                AIL     PROFILE

(The following financial data is presented as two bar charts.)

           SHAREHOLDERS EQUITY
          1997    1998    1999
          --------------------
AIL       $22M    $41M    $44M

                   LONG TERM DEBT
              Stub 1997    1998    1999
              -------------------------
Other           $19M       $16M    $14M
Acquisition        -       $15M    $ 9M
                ----       ----    ----
Total           $19M       $31M    $23M

                                AIL     Markets

(The following financial data is presented as a pie chart.)

Space and Communications Products  30%
Defense Systems                    70%
                                  ----
Total                             100%

                      AIL     Defense Electronics Systems

(The following pictures are displayed on this page:
   The EA-6B airplane
   The B-1B airplane with AN/ALQ-161 LRU modules displayed
   An MDDS Chip
   The Universal Exciter Upgrade.)

UEU the Voice of the Prowler

AN/ALQ-161 Self Defense System for the B-1B

ALQ-161 STAYS INSTALLED THRU 2009+ IN CURRENT AIR FORCE PLAN

UPGRADE PROGRAM TO ADD MID 90s TECHNOLOGY TO THE 500+ UNIVERSAL EXCITERS IN THE FLEET

DEFENSE MARKET $750M

                    AIL     Space Products and Technologies

(The following pictures are displayed on this page:
   NPOESS
   GEOSAT
   HRUPPA
   HS 601
   TDRS
   HS702
   SHUTTLE)

SPACE PRODUCTS MARKET $800M

                   AIL     Antenna Products and Technologies

(The following pictures are displayed on this page:
   Military antennas
   A wireless antenna
   A CNI antenna
   Commercial GPS and ITS antennas
   A custom military airborne antenna
   The Arleigh Burke destroyer
   The AS-4305)

CUSTOM MILITARY APPLICATIONS
 CONFORMALS
 RETRACTABLES
 CRPA
 L/O

COMMERCIAL WIRELESS APPLICATIONS

MILITARY SHIPBOARD
 VHF/UHF COMMUNICATIONS
 HF
 IFF
 EW/ESM
 RADAR
 SATCOM

CNI ANTENNAS FOR COMMERCIAL AVIATION

MILITARY AIRBORNE
 VHF/UHF COMMUNICATIONS
 GPS
 IFF/TACAN
 EW/ESM
 RADAR
 SATCOM

COMMERCIAL GPS AND ITS APPLICATIONS

ANTENNA MARKET $250M

               AIL     Technical Services and Support Equipment

(The following pictures are displayed on this page:
   B-1B with flight line support equipment
   Avionics Data Acquisition Data and Control System
   Portable Radar Simulator
   A Laboratory)

 - Flight Line Support Equipment
 - Portable Flight Line Test Sets
 - Avionics Instrumentation
 - Laboratories

SERVICES & EQUIPMENT MARKET $100M

                AIL     Interference Cancellation Systems (ICS)

(The following pictures are displayed on this page:
 - U.S. Army Guardrail
 - U.S. Air Force SOF CV-22
 - U.S. Navy Extended Range Guided Munitions
 - U.S. Air Force Rivet Joint)

ICS MARKET $100M

          EDO and AIL Products Are Complementary and Mission Critical

           EDO                               AIL

AIRCRAFT ARMAMENT             AIRBORNE ELECTRONIC COUNTERMEASURES
 Bomb Racks                    Escort Jamming Systems
 Missile Launchers             Self-Protect Systems
 Aircraft Structures

MINE COUNTERMEASURES          RADAR SYSTEMS
 Minesweeping Systems          Ground-Based
                               Airborne

SHIPBOARD COMBAT SYSTEMS      SPACE PRODUCTS
 Command, Control              Satellite Communications
  & Communications             Satellite Environmental Sensors
 Sonar Systems
 Navigation
 Fire Control

OPERATIONS ANALYSIS           ANTENNAS
 Wargaming                     Military Applications
 Modeling                      Commercial Wireless & Aircraft
 Decision Support

PIEZOCERAMIC COMPONENTS       ENVIRONMENTAL PRODUCTS
 Transducers                   Radiation Detection
 Microwave Ceramics            Air Quality Monitoring

ENGINEERED MATERIALS          INTERFERENCE CANCELLATION SYSTEMS
 Plastic Piping                Military Applications
 Waste Tanks                   Commercial Applications

                              ENGINEERING SERVICE & EQUIPMENT
                               Flight Line Test Equipment

                                    EDO AIL
                            Investor Briefing 2000

(This page shows a picture of the sky with the EDO and AIL logos.)

                      EDO      NEWCO Pro Forma Financials

 - Revenue              $244,000
 - EBIT                 $ 11,063
 - Backlog              $264,880
 - Shareholder Equity   $ 62,072

                       EDO      Objective of the Merger

 - Create a Larger Company to:
   -- Address Larger Programs
   -- Exercise Greater Leverage in Financial Markets
   -- Achieve Future Growth
      --- Acquisitions
      --- Increased R&D

                                EDO     Summary

 - Larger, Stronger Company
 - Potential Cost Synergies
 - Technological Synergy
   -- New Products
      --- Communications and Command and Control
      --- Avionics and Aircraft Armament
 - Broader Product and Capability Offering
 - Cross-Marketing Opportunities
 - Eligible for Larger programs
 - Broaden AIL Foreign Market

We urge investors and security holders to read the following documents regarding the merger between EDO Corporation and AIL Technologies, Inc., because they contain important information:

- EDO Corporation's joint proxy statement/prospectus on Form S-4 Registration No. 333-33080, containing or incorporating by reference such other documents and other information; and

- EDO Corporation's annual report on Form 10-K for the year ended December 31, 1999, containing or incorporating by reference such other documents and other information.

These documents and amendments to these documents have been filed with the United States Securities and Exchange Commission and may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents from EDO by directing your request to Marvin D. Genzer, secretary, at
(212) 716-2005 (fax:  (212) 716-2050).